EXHIBIT 99.2

ANNOUNCEMENTS
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine announcements in the period to July 1, 2021
_____________________________

June 2, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 01, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,804
Date of transaction: June 01, 2021
Price paid per share: £96.310623
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 8,773,702 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,397,480
The figure of 223,397,480 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4964A_1-2021-6-1.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800
+44(0) 7711 875070

June 3, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 02, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 16,962
Date of transaction: June 02, 2021
Price paid per share: £96.336774
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 8,790,664 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,380,518
The figure of 223,380,518 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6426A_1-2021-6-2.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800
+44(0) 7711 875070

June 4, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 03, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 15,167
Date of transaction: June 03, 2021
Price paid per share: £97.446005
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 8,782,099 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,389,083
The figure of 223,389,083 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7975A_1-2021-6-3.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800
+44(0) 7711 875070

June 7, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 04, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 20,000
Date of transaction: June 04, 2021
Price paid per share: £98.24
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 8,802,099 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,369,083
The figure of 223,369,083 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9438A_1-2021-6-4.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800
+44(0) 7711 875070

June 8, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 07, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 45,000
Date of transaction: June 07, 2021
Price paid per share: £98.62
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 8,847,099 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,324,083
The figure of 223,324,083 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0918B_1-2021-6-7.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800
+44(0) 7711 875070

June 9, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 08, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 30,000
Date of transaction: June 08, 2021
Price paid per share: £98.80
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 8,877,099 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,294,083
The figure of 223,294,083 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2298B_1-2021-6-8.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800
+44(0) 7711 875070

June 10, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 09, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: June 09, 2021
Price paid per share: £97.213215
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 8,917,099 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,254,083
The figure of 223,254,083 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3963B_1-2021-6-9.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800
+44(0) 7711 875070

June 11, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 10, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 50,000
Date of transaction: June 10, 2021
Price paid per share: £95.760000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 8,960,903 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,210,279
The figure of 223,210,279 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5550B_1-2021-6-10.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092

June 14, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 11, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 33,000
Date of transaction: June 11, 2021
Price paid per share: £95.555735
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 8,993,903 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,177,279
The figure of 223,177,279 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7076B_1-2021-6-11.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092

June 15, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 14, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 55,896
Date of transaction: June 14, 2021
Price paid per share: £96.22
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,049,799 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,121,383.
The figure of 223,121,383 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8676B_1-2021-6-14.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

June 16, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on June 15, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 34,090
Date of transaction: June 15, 2021
Price paid per share: £98.180000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,083,889 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,087,293.
The figure of 223,087,293 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0123C_1-2021-6-15.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

June 17, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 16, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 27,821
Date of transaction: June 16, 2021
Price paid per share: £99.140000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,111,710 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,059,472.
The figure of 223,059,472 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1619C_1-2021-6-16.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

June 18, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 17, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 51,980
Date of transaction: June 17, 2021
Price paid per share: £98.136889
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,159,342 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,011,840.
The figure of 223,011,840 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3074C_1-2021-6-17.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

June 21, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 18, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 52,879
Date of transaction: June 18, 2021
Price paid per share: £96.780000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,212,221 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,958,961.
The figure of 222,958,961 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4518C_1-2021-6-18.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

June 22, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 21, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 33,356
Date of transaction: June 21, 2021
Price paid per share: £97.649627
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,245,577 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,925,605.
The figure of 222,925,605 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6101C_1-2021-6-21.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

June 23, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 22, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 26,099
Date of transaction: June 22, 2021
Price paid per share: £98.795050
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,271,676 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,899,506.
The figure of 222,899,506 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7607C_1-2021-6-22.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

June 24, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 23, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 49,445
Date of transaction: June 23, 2021
Price paid per share: £98.400000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,321,121 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,850,061.
The figure of 222,850,061 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9057C_1-2021-6-23.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

June 28, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 25, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 23,888
Date of transaction: June 25, 2021
Price paid per share: £99.969900
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,342,670 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,828,512.
The figure of 222,828,512 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2279D_1-2021-6-25.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

June 29, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 28, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 10,659
Date of transaction: June 28, 2021
Price paid per share: £99.700000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,353,329 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,817,853.
The figure of 222,817,853 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3874D_1-2021-6-28.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

June 30, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 29, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 22,273
Date of transaction: June 29, 2021
Price paid per share: £101.337025
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,375,602 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,795,580.
The figure of 222,795,580 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5493D_1-2021-6-29.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 1, 2021

Transaction in own shares

Ferguson plc (the "Company") announces that on June 30, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 54,870
Date of transaction: June 30, 2021
Price paid per share: £100.500000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,430,472 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,740,710.
The figure of 222,740,710 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7297D_1-2021-6-30.pdf

For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410